# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evoke Pharma Inc, CIK 0001403708
CUSIP: 30049G302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 420 Stevens Avenue, Suite 230, Stevens Beach, California (CA), 92075
Date of event which requires filing of this statement: 12/17/2025
Amends the filing with accession number 0001104659-24-101777
Filed by CIK 0001472322
Persons authorized to receive notices and communications: Taki Vasilakis, 130 Main St., 2nd Floor, New Canaan, Connecticut (CT), 06840, 203-308-4440

## Reporting persons
- Nantahala Capital Management, LLC (CIK 0001472322): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Harkey Wilmot B. (CIK 0001775952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mack Daniel (CIK 0001775831): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Evoke Pharma Inc
Address of issuer's principal executive offices: 420 Stevens Avenue, Suite 230, Stevens Beach, California (CA), 92075
Comment:
This Amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company ("Nantahala"), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the "Reporting Persons") on September 20, 2024 (the "Original Schedule 13D"), as previously amended on October 1, 2024, November 6, 2024, February 3, 2025 and November 4, 2025, relating to Common Stock, par value $0.0001 per share (the "Common Stock"), of Evoke Pharma, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D as previously amended. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information reported in the Original Schedule 13D as previously amended.

This Schedule 13D relates to Common Stock of the Issuer purchased by Nantahala through the accounts of certain private funds and managed accounts (collectively, the "Nantahala Investors"). Nantahala serves as the investment adviser to the Nantahala Investors and may direct the vote and dispose of the shares of Common Stock held by the Nantahala Investors. As the principals of Nantahala, Mr. Harkey and Mr. Mack may direct the vote and disposition of the shares of Common Stock held by the Nantahala Investors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended by the addition of the following:

As disclosed by the Issuer in a Current Report on Form 8-K (the "Closing 8-K") filed with the U.S. Securities and Exchange Commission on December 17, 2025, on the same date Parent completed the acquisition of the Company, by causing Merger Sub to merge with and into the Company (the "Merger") pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL"). At the Effective Time, Merger Sub was merged with and into the Company, the separate existence of Merger Sub ceased and the Company continued as a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by the Company, Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub prior to the Effective Time, (ii) irrevocably accepted for payment pursuant to the Offer, or (iii) held by any stockholder who is entitled to demand and has properly and validly demanded their statutory right of appraisal of such Shares in accordance with, and in compliance in all respects with, Section 262 of the DGCL), including each Shares then beneficially owned by the Reporting Persons, was automatically cancelled and extinguished and converted into the right to receive an amount in cash equal to the $11.00 per Share Offer Price, without interest and subject to any applicable withholding tax.

In addition, pursuant to the terms of the Merger Agreement and the Warrants, at the Effective Time, each Warrant held by the Reporting Persons was cancelled in exchange for the payment of an amount equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Warrant immediately prior to the Effective Time, by (ii) an amount equal to the Offer Price, less the exercise price payable per Company Share under such Company Warrant, except for the Warrants for which the Reporting Persons elected to receive the Black Scholes Value (as defined in the applicable Company Warrants).

At the Effective Time, the Reporting Persons ceased to beneficially own any Shares.

The Company further reported that it delivered notification of delisting the Shares and terminating their registration under Section 12 of the Exchange Act.

The cancellation of Shares in the Merger and the cancellation of the Warrants in connection with the Merger are more fully described in the Closing 8-K.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

See Items 11 and 13 of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated as follows:

See Items 7, 8, 9 and 10 of the cover pages.
Transactions in the class effected during the past sixty days: See Item 4 and the Form 4 filed by the Reporting Persons on the date hereof.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 17, 2025, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis, Chief Compliance Officer (12/19/2025)
- Harkey Wilmot B.: /s/ Wilmot B. Harkey, Wilmot B. Harkey (12/19/2025)
- Mack Daniel: /s/ Daniel Mack, Daniel Mack (12/19/2025)